UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F; Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-xK in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-273175) of the Company.

Other Information

On December 7, 2023 TROOPS, Inc. (the “Company”) held an Annual Meeting of Shareholders to vote on the following proposals, each of which was approved by the shareholders:

1. To ratify and approve the appointment of Audit Alliance LLP as auditor of the Company for the fiscal year ending December 31, 2023, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

For	Against	Abstain
68,323,764 Shares	1,052 Shares	300 Shares

2. To elect each of the following persons as a Director of the Company, pursuant to the Company’s Articles of Association:

a.	Jason Che Wai AU

b.	Yong Li HUANG

c.	Wood Shing Kei SZE

d.	Dominic Wang Tai LI

e.	Damian THURNHEER

Name	For	Against	Abstain
Jason Che Wai AU	68,282,311 Shares	42,474 Shares	331 Shares
Yong Li HUANG	68,322,827 Shares	1,949 Shares	340 Shares
Wood Shing Kei SZE	68,281,841 Shares	42,885 Shares	390 Shares
Dominic Wang Tai LI	68,282,270 Shares	42,465 Shares	381 Shares
Damian THURNHEER	68,321,836 Shares	1,949 Shares	1,331 Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: December 8, 2023	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer